

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 21, 2017

Mail Stop 4720

<u>Via E-mail</u>
Mr. James G. Mackey
Chief Financial Officer
Federal Home Loan Mortgage Corporation
8200 Jones Branch Drive
McLean, VA 22102

      Re: **Federal Home Loan Mortgage Corporation**
              Form 10-K for the Fiscal Year Ended December 31, 2015
              Filed February 18, 2016
              File No. 001-34139

Dear Mr. Mackey:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                   Sincerely,

                   /s/ Stephanie L. Sullivan

                   Stephanie L. Sullivan
                   Senior Technical and Policy Advisor
                   Office of Financial Services